Exhibit 99.2

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As of June 30, 2025 (Unaudited)

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

Table of Contents

Somekh Chaikin
 Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as of June 30, 2025 and the condensed consolidated interim statements of profit and loss, comprehensive income, changes in equity and cash flows for the six-and three-month periods then ended.The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for these interim periods under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for these interim periods based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identifiable in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

August 12, 2025

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

Somekh Chaikin
 Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

August 12, 2025

To:

The Board of Directors of

OPC Energy Ltd. (hereinafter – the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf prospectus of May 2023:

(1)	Independent auditors’ review report of August 12, 2025 on the Company’s Condensed Consolidated Financial Information as of June 30, 2025 and for the six-and three-month periods then ended.

(2)
Independent auditors’ special report of August 12, 2025 on the Company’s separate interim financial information as of June 30, 2025, in accordance with Regulation 38D to the Securities Regulations (Periodic and Immediate Reports), 1970 and for the six- and three-month periods then ended.

Respectfully,

Somekh Chaikin

Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position

	June 30	June 30	December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	1,586	722	962
Trade receivables	408	360	293
Other receivables and debit balances	72	383	90

Total current assets	2,066	1,465	1,345

Non‑current assets

Long-term restricted deposits and cash	54	58	60
Long-term receivables and debit balances	153	221	162
Investments in associates	5,289	2,661	5,320
Long-term derivative financial instruments	40	60	44
Property, plant & equipment	4,204	6,680	4,238
Right‑of‑use assets and deferred expenses	648	622	637
Intangible assets	264	1,168	261

Total non‑current assets	10,652	11,470	10,722

Total assets	12,718	12,935	12,067

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position (cont.)

	June 30	June 30	December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	93	146	82
Current maturities of debt from non‑controlling interests	13	29	14
Current maturities of debentures	236	202	212
Trade payables	321	319	213
Payables and credit balances	245	445	123

Total current liabilities	908	1,141	644

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	2,401	2,880	2,150
Long-term debt from non-controlling interests	444	469	500
Debentures	1,546	1,756	1,663
Long-term lease liabilities	26	201	31
Long-term derivative financial instruments	-	45	-
Other long‑term liabilities	11	567	115
Deferred tax liabilities	513	495	543

Total non-current liabilities	4,941	6,413	5,002

Total liabilities	5,849	7,554	5,646

Equity

Share capital	3	2	3
Share premium	4,842	3,211	3,993
Capital reserves	135	619	532
Retained earnings	295	115	224

Total equity attributable to the Company’s shareholders	5,275	3,947	4,752

Non‑controlling interests	1,594	1,434	1,669

Total equity	6,869	5,381	6,421

Total liabilities and equity	12,718	12,935	12,067

Yair Caspi	Giora Almogy	Shai Abramovitz
Chairman of the Board of Directors	CEO	Chief Comptroller[1]

Approval date of the financial statements: August 12, 2025
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

1 Due to the temporary absence (parental leave) of the Company's CFO, Ms. Anna Bernstein Schwartzman, the Company's Board of Directors authorized Mr. Shai Abramovitz, the Company's Chief Comptroller (and the most senior financial officer in the absence of Ms. Bernstein Schwartzman), to sign the Company's financial statements as of June 30, 2025.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sales and provision of services	1,361	1,311	701	673	2,779
Cost of sales and services (excluding depreciation and amortization)	(1,040)	(911)	(539)	(481)	(1,931)
Depreciation and amortization	(121)	(155)	(59)	(81)	(317)

Gross income	200	245	103	111	531

Share in profits of associates	212	86	74	14	166
Compensation for loss of income	-	26	-	-	44
General and administrative expenses	(148)	(119)	(94)	(58)	(263)
Business development expenses	(6)	(22)	(3)	(10)	(45)
Gain on loss of control in the US Renewable Energy Segment	-	-	-	-	259
Other revenues (expenses), net	(16)	(52)	(5)	4	(56)

Operating profit	242	164	75	61	636

Finance expenses	(142)	(172)	(83)	(96)	(339)
Finance income	23	23	11	8	87
Loss from extinguishment of financial liabilities	-	-	-	-	(49)

Finance expenses, net	(119)	(149)	(72)	(88)	(301)

Profit (loss) before taxes on income	123	15	3	(27)	335

Expenses for income tax	(26)	(27)	1	-	(138)

Profit (loss) for the period	97	(12)	4	(27)	197

Attributable to:
The Company’s shareholders	71	2	5	(16)	111
Non‑controlling interests	26	(14)	(1)	(11)	86

Profit (loss) for the period	97	(12)	4	(27)	197

Earnings (loss) per share attributable to the Company’s owners

Basic and diluted earnings (loss) per share (in NIS)	0.28	0.01	0.02	(0.07)	0.46

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit (loss) for the period	97	(12)	4	(27)	197

Components of other comprehensive income (loss) which, after being recognized in comprehensive income were or will be carried to profit and loss

Effective portion of the change in the fair value of cash flow hedges	(5)	25	(1)	7	42
Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(2)	(8)	(2)	(6)	(11)
Group’s share in other comprehensive income (loss) of associates, net of tax	(93)	(56)	(33)	5	13
Foreign currency translation differences in respect of foreign operations	(*)(432)	159	(*)(541)	94	(8)
Tax on other comprehensive income items	29	(7)	35	(3)	(6)

Other comprehensive income (loss) for the period, net of tax	(503)	113	(542)	97	30

Total comprehensive income (loss) for the period	(406)	101	(538)	70	227

Attributable to:
The Company’s shareholders	(304)	95	(408)	58	121
Non‑controlling interests	(102)	6	(130)	12	106
Comprehensive income (loss) for the period	(406)	101	(538)	70	227

(*) Mainly due to a depreciation of approx. 7.5% in the USD against the NIS during the Reporting Period.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the six-month period ended June 30, 2025

Balance as of January 1, 2025	3	3,993	247	49	236	224	4,752	1,669	6,421

Issuance of shares (less issuance expenses)	*-	826	-	-	-	-	826	-	826
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	35	35
Share-based payment	-	-	2	-	-	-	2	-	2
Exercised and expired options and RSUs	*-	23	(23)	-	-	-	-	-	-
Dividend paid to non‑controlling interests	-	-	-	-	-	-	-	(9)	(9)
Other	-	-	(1)	-	-	-	(1)	1	-
Other comprehensive loss for the period, net of tax	-	-	-	(66)	(309)	-	(375)	(128)	(503)
Profit for the period	-	-	-	-	-	71	71	26	97

Balance as of June 30, 2025	3	4,842	225	(17)	(73)	295	5,275	1,594	6,869

For the six-month period ended June 30, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	34	34
Share-based payment	-	-	4	-	-	-	4	-	4
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Other comprehensive income (loss) for the period, net of tax	-	-	-	(27)	120	-	93	20	113
Profit (loss) for the period	-	-	-	-	-	2	2	(14)	(12)

Balance as of June 30, 2024	2	3,211	251	(2)	370	115	3,947	1,434	5,381

* Amount is less than NIS 1 million.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the three-month period ended June 30, 2025

Balance as of April 1, 2025	3	3,997	244	8	315	290	4,857	1,714	6,571

Issuance of shares (less issuance expenses)	*-	826	-	-	-	-	826	-	826
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	19	19
Share-based payment	-	-	1	-	-	-	1	-	1
Exercised and expired options and RSUs	*-	19	(19)	-	-	-	-	-	-
Dividend paid to non‑controlling interests	-	-	-	-	-	-	-	(9)	(9)
Other	-	-	(1)	-	-	-	(1)	-	(1)
Other comprehensive income (loss) for the period, net of tax	-	-	-	(25)	(388)	-	(413)	(129)	(542)
Profit (loss) for the period	-	-	-	-	-	5	5	(1)	4

Balance as of June 30, 2025	3	4,842	225	(17)	(73)	295	5,275	1,594	6,869

For the three-month period ended June 30, 2024

Balance as of April 1, 2024	2	3,210	249	(5)	299	131	3,886	1,388	5,274

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	34	34
Share-based payment	-	-	3	-	-	-	3	-	3
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	3	71	-	74	23	97
Loss for the period	-	-	-	-	-	(16)	(16)	(11)	(27)

Balance as of June 30, 2024	2	3,211	251	(2)	370	115	3,947	1,434	5,381

* Amount is less than NIS 1 million.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Audited)
For the year ended December 31, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Issuance of shares (less issuance expenses)	1	779	-	-	-	-	780	-	780
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	175	175
Share-based payment	-	-	7	-	-	-	7	1	8
Exercised and expired options and RSUs	*-	4	(4)	-	-	-	-	-	-
Other	-	-	(4)	-	-	-	(4)	(7)	(11)
Other comprehensive income for the year, net of tax	-	-	-	24	(14)	-	10	20	30
Profit for the year	-	-	-	-	-	111	111	86	197

Balance as of December 31, 2024	3	3,993	247	49	236	224	4,752	1,669	6,421
* Amount is less than NIS 1 million.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	97	(12)	4	(27)	197
Adjustments:
Depreciation and amortization	129	162	63	85	333
Diesel fuel consumption	16	8	12	4	12
Finance expenses, net	119	149	72	88	301
Expenses (income) for income tax	26	27	(1)	-	138
Share in profits of associates	(212)	(86)	(74)	(14)	(166)
Other expenses (revenues), net	16	52	5	(4)	56
Gain on loss of control in the US Renewable Energy Segment	-	-	-	-	(259)
Share-based payment transactions	39	10	40	4	35
	230	310	121	136	647

Changes in trade and other receivables	(130)	(101)	(148)	(140)	(64)
Changes in trade payables, service providers, payables and other long-term liabilities	123	96	76	64	14
	(7)	(5)	(72)	(76)	(50)

Dividends received from associates	95	26	36	8	235
Income taxes paid	-	(4)	-	(4)	(67)

Net cash provided by operating activities	318	327	85	64	765

Cash flows used in investing activities

Interest received	16	12	5	5	35
Investment in associates (see Note 10)	(395)	(28)	(117)	(18)	(737)
Purchase of property, plant, and equipment, intangible assets and deferred expenses	(138)	(505)	(90)	(251)	(1,260)
Loss of control in the US Renewable Energies Segment	-	-	-	-	134
Proceeds for repayment of partnership capital from associates	3	-	3	-	95
Other	11	7	10	(3)	21

Net cash used for investing activities	(503)	(514)	(189)	(267)	(1,712)

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows provided by financing activities
Proceeds of share issuance, less issuance expenses	826	-	826	-	780
Proceeds of debenture issuance, less issuance expenses	-	198	-	-	198
Receipt of long-term loans from banking corporations and financial institutions, net	300	35	150	2	1,951
Receipt of long-term debt from non-controlling interests	11	24	6	11	104
Investments by holders of non-controlling interests in equity of subsidiary	35	34	19	34	175
Change in short term loans from banking corporations, net	(2)	(205)	-	(2)	(204)
Tax equity partner’s investment in US-based renewable energy projects	-	152	-	152	152
Interest paid	(90)	(119)	(32)	(53)	(228)
Dividend paid to non‑controlling interests	(9)	-	(9)	-	-
Repayment of long-term loans from banking corporations and others	(43)	(126)	(21)	(64)	(1,755)
Repayment of long-term loans from non-controlling interests	(49)	(9)	(20)	-	(76)
Repayment of debentures	(106)	(96)	-	-	(193)
Other	14	(7)	16	(2)	(13)
Net cash provided by (used for) financing activities	887	(119)	935	78	891

Net increase (decrease) in cash and cash equivalents	702	(306)	831	(125)	(56)

Balance of cash and cash equivalents as of the beginning of the period	962	1,007	837	838	1,007

Effect of exchange rate fluctuations on cash and cash equivalent balances	(78)	21	(82)	9	11

Balance of cash and cash equivalents as of the end of the period	1,586	722	1,586	722	962

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 1 – GENERAL

Reporting Entity

OPC Energy Ltd. (hereinafter – the “Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter – the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter – the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Company and its investees (hereinafter – the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For details regarding the Group’s operating segments during the Reporting Period, see Note 25 to the Financial Statements as of the date and for the year ended December 31, 2024 (hereinafter – the “Annual Financial Statements”).

The financial data of the US Renewable Energy Segment were consolidated in the Company's consolidated financial statements until the completion date of the transaction to bring in a new equity partner into CPV Renewable in November 2024, as described in Note 23E to the Annual Financial Statements. As of that date, the financial data of this segment are presented in accordance with the equity method.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) – “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The Condensed Consolidated Interim Financial Statements were approved for publication by the Company’s Board of Directors on August 12, 2025.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgments

In preparing the Condensed Consolidated Interim Financial Statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, revenues and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

D.	Seasonality

The revenues of the Group companies from the sale of energy in Israel are mostly based on the load and time tariff (hereinafter – the “DSM Tariff”), which is published by the Israeli Electricity Authority, with a certain discount with respect to the generation component. The year is broken down into three seasons: summer (June through September), winter (December, January and February) and transitional (March through May and October through November), with each season having a different tariff for each demand hour cluster.

In the United States, the electricity tariffs are not regulated and are affected by the demand for electricity, which is generally higher than average during the summer and winter; electricity tariffs are also materially affected by natural gas prices, which may generally be higher in winter than the annual average. In addition, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer, whereas in solar-powered projects solar radiation tends to be higher during the spring and summer months and lower during the fall and winter months.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The Group’s accounting policies in these Condensed Consolidated Interim Financial Statements are the same as the policies applied to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 4 – SEGMENT REPORTING

Further to that which is stated in Note 25 to the Annual Financial Statements, during the Reporting Period there were no changes in the composition of the Group’s reportable segments or in the manner of measuring the results of the segments by the chief operating decision maker.

	For the six-month period ended June 30, 2025
	Israel	US Energy Transition Segment	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In NIS million	(Unaudited)

Revenues from sales and provision of services	1,075	1,395	89	194	(1,392)	1,361

EBITDA after proportionate consolidation	264	498	59	(7)	(557)	257

Adjustments:
Share in profits of associates						212
General and administrative expenses at the US headquarters (not attributed to US segments)						(71)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(11)
Total EBITDA						387

Depreciation and amortization						(129)
Finance expenses, net						(119)
Other expenses, net						(16)
						(264)

Profit before taxes on income						123

Expenses for income tax						(26)

Profit for the period						97

	For the six-month period ended June 30, 2024
	Israel	US Energy Transition Segment	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In NIS million	(Unaudited)

Revenues from sales and provision of services	1,074	880	139	47	(829)	1,311

EBITDA after proportionate consolidation	286	278	63	(14)	(281)	332

Adjustments:
Share in profits of associates						86
General and administrative expenses at the US headquarters (not attributed to US segments)						(32)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(8)
Total EBITDA						378

Depreciation and amortization						(162)
Finance expenses, net						(149)
Other expenses, net						(52)
						(363)

Profit before taxes on income						15

Expenses for income tax						(27)

Loss for the period						(12)

[1]	For a definition of EBITDA following proportionate consolidation, see Note 25 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the three-month period ended June 30, 2025
	Israel	US Energy Transition Segment	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In NIS million	(Unaudited)

Revenues from sales and provision of services	549	616	44	105	(613)	701

EBITDA after proportionate consolidation	127	221	32	1	(253)	128

Adjustments:
Share in profits of associates						74
General and administrative expenses at the US headquarters (not attributed to segments)						(54)
General and administrative expenses at the Company’s headquarters (not attributed to segments)						(5)
Total EBITDA						143

Depreciation and amortization						(63)
Finance expenses, net						(72)
Other expenses, net						(5)
						(140)

Profit before taxes on income						3

Tax benefit						1

Profit for the period						4

	For the three-month period ended June 30, 2024
	Israel	US Energy Transition Segment	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In NIS million	(Unaudited)

Revenues from sales and provision of services	542	362	79	26	(336)	673

EBITDA after proportionate consolidation	116	112	35	(5)	(113)	145

Adjustments:
Share in profits of associates						14
General and administrative expenses at the US headquarters (not attributed to US segments)						(12)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(5)
Total EBITDA						142

Depreciation and amortization						(85)
Finance expenses, net						(88)
Other revenues, net						4
						(169)

Loss before income taxes						(27)

Expenses for income tax						-

Loss for the period						(27)

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2024
	Israel	US Energy Transition Segment	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In NIS million	(Audited)

Revenues from sales and provision of services	2,312	1,796	228	145	(1,702)	2,779

EBITDA after proportionate consolidation	639	588	112	(22)	(608)	709

Adjustments:
Share in profits of associates						166
General and administrative expenses at the US headquarters (not attributed to US segments)						(89)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(20)
Total EBITDA						766

Depreciation and amortization						(333)
Finance expenses, net						(301)
Gain on loss of control in the US Renewable Energy Segment						259
Other expenses, net						(56)
						(431)

Profit before taxes on income						335

Expenses for income tax						(138)

Profit for the year						197

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 5 – REVENUES FROM SALES AND PROVISION OF SERVICES

Composition of revenues from sales and provision of services:

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2025	2024	2025	2024	2024
In NIS million	(Unaudited)		(Unaudited)		(Audited)

Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	559	605	277	305	1,368
Revenues from energy sales to the System Operator and other suppliers	104	96	54	50	165
Revenues for capacity services	70	88	37	46	171
Revenues from the sale of energy to the System Operator, at cogeneration tariff	49	25	31	6	83

Revenues from sale of steam in Israel	31	30	16	13	57
Other revenues in Israel	-	23	-	16	23

Total revenues from sale of energy and others in Israel (excluding infrastructure services)	813	867	415	436	1,867

Revenues from private customers for infrastructure services	262	207	134	106	445

Total revenues in Israel	1,075	1,074	549	542	2,312

Revenues from sale of electricity from renewable energy (*)	-	125	-	69	195
Revenues from sale of retail electricity and others	286	112	152	62	272

Total revenues in the US	286	237	152	131	467

Total revenues	1,361	1,311	701	673	2,779

(*) For details regarding deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 6 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the Reporting Period

1.	Banking financing agreements in OPC Israel

During the Reporting Period, OPC Israel (hereinafter – the “Borrower”) entered into a financing agreement with Israel Discount Bank Ltd. for the extension of a loan in the total amount of NIS 300 million. The loan was advanced in two equal parts – a total of NIS 150 million in February 2025 and an additional amount of NIS 150 million in June 2025. OPC Israel has repaid the loans to its shareholders, as detailed in Note 23D(1)b to the Annual Financial Statements and distributed a dividend (it is noted that the Company has and will use its share primarily to repay debentures).

Subsequent to the report date, in July 2025, the Borrower entered into a financing agreement with Bank Hapoalim Ltd. for the extension of a loan totaling NIS 400 million, which shall be used to finance the Borrower’s activity, as defined by the financing agreement (it is noted that the Company intends to use its most of its share to repay debentures). On the signing date, a total of NIS 200 million was advanced. OPC Israel has made a final and full repayment of the shareholder loan, which was advanced to Rotem, as detailed in Note 23D(1)a to the Annual Financial Statements and distributed a dividend. The remaining loan amount totaling NIS 200 million is expected to remain outstanding by no later than the end of 2025.

The above loans were received under terms and conditions similar to those of the Borrower’s other corporate financing agreements detailed in Note 14B1 to the Annual Financial Statements, including, among other things, the principal repayment terms, collateral and pledges provided, restrictions and undertakings, conditions for distribution and compliance with financial covenants. The interest rate terms were revised to 0.25%-0.4% over the prime interest rate.

2.	Short-term credit facilities:

As of the report date, the Company and OPC Israel have binding short-term credit facilities from Israeli banking corporations in effect as of various dates, most of which are during the second half of 2026. For details regarding the terms and conditions of the credit facilities, see Note 14B3 to the Annual Financial Statements. Following is information regarding the amounts of the facilities and their utilization as of the report date (in NIS million):

	Facility amount	Utilization as of the report date (1)

The Company	300	-
OPC Israel	300	2
The Company for CPV Group (2)	Approx. 167 (USD 20 million and NIS 100 million)	34
CPV Group(2)	Approx. 253 (USD 75 million(3))	185
Total	1,020	221

(1)	Mostly for the purpose of letters of credit and bank guarantees.

(2)	The facilities provided to the CPV Group or for the CPV Group, which are detailed in the above table, are backed with a Company guarantee.

(3)	It is noted that subsequent to the report date, in July 2025, the facility amount increased to approx. NIS 390 million (USD 115 million).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 6 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the Reporting Period (cont.)

2.	Short-term credit facilities: (cont.)

Furthermore, as of the report date, non-binding credit facilities from banking corporations and financial institutions were utilized for the purpose of issuing letters of credit and bank guarantees in Israel totaling approx. NIS 362 million and in the US – totaling approx. NIS 78 million (guaranteed by the Company). The utilization of non-binding facilities is subject to the discretion of any financing entity on a case by case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

3.
In May 2025, Midroog has set an initial rating of A1.il with a stable outlook for the Company and its debentures. In addition, in May 2025, Ma’alot S&P upgraded the Company's credit rating to ilA with a stable outlook and the rating of its debentures to ilA+, following an improvement in business profile and financial ratios.

B.	Changes in the Group’s material guarantees:

Further to Note 14C to the Annual Financial Statements, following are details on the main changes which took place during the Reporting Period in the bank guarantee amounts given by Group companies to third parties:

	As of June 30, 2025	As of December 31, 2024
	NIS million	NIS million

In respect of operating projects in Israel (Rotem, Hadera, Zomet and Gat) (1)	163	249
For projects under construction and development in Israel (Sorek 2 and consumers’ premises)	74	74
In respect of the filing of a bid in the Sorek tender (2)	50	100
In respect of virtual supply activity in Israel (3)	87	21
In respect of operating projects in the US Renewable Energy Segment*	20	22
In respect of projects under construction and development in the US (CPV Group)*	277	339
Total	671	805

* Out of the Company's facilities or guaranteed by the Company.

(1)
The decrease arises mainly from the release of a bank guarantee provided by OPC Israel for Zomet in favor of ILA totaling NIS 67 million (for further details, see Note 10B5 to the Annual Financial Statements).

(2)	The decrease arises from a decrease in bank guarantee provided by OPC Israel in connection with the Sorek tender as described in Note 14C3 to the Annual Financial Statements.
(3)	The increase stems from an increase of the bank guarantee provided in favor of the System Operator in respect of the virtual supply activity due to seasonality.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 6 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants:

Further to that which is stated in Note 15C to the Annual Financial Statements, following are the financial covenants attached to Debentures (Series B, C and D), as defined in the deeds of trust, and the actual amounts and/or ratios as of June 30, 2025:

Ratio	Required value – Series B	Required value – Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes – 11)	Will not exceed 13 (for distribution purposes – 11)	4.3
The Company shareholders’ equity (“separate”)	Will not fall below NIS 250 million (for distribution purposes – NIS 350 million)
With respect to Debentures (Series C): will not fall below NIS 1 billion (for distribution purposes – NIS 1.4 billion)
With respect to Debentures (Series D): will not fall below NIS 2 billion (for distribution purposes – NIS 2.4 billion)
			Approx. NIS 5,275 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes – 30%)	74%
The Company’s equity to asset ratio (“consolidated”)	--	Will not fall below 17%	54%

(1) The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2) Adjusted EBITDA as defined in the deeds of trust.

As of June 30, 2025, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 6 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants: (cont.)

Further to Note 14 to the Annual Financial Statements, following are the financial covenants, as defined in the said note, which apply to Group companies in connection with their financing agreements with banking corporations (including long-term loans and binding short-term credit facilities), and the actual amounts and/or ratios as of June 30, 2025:

Financial covenants	Breach ratio	Actual value

Covenants applicable to OPC Israel with respect to the corporate financing agreements[3]
OPC Israel’s equity capital	Will not fall below NIS 1,100 million	Approx. NIS 2,194 million
OPC Israel’s equity to asset ratio	Will not fall below 20%	39%
OPC Israel’s ratio of net debt to EBITDA	Will not exceed 8	3.8

Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum expected DSCR	1.10	1.13
Average expected DSCR	1.10	1.66
LLCR	1.10	1.57

Covenants applicable to the Company in connection with binding credit facilities with Israeli banking corporations[4]
The Company shareholders’ equity (“separate”)	Will not fall below NIS 1,200 million	Approx. NIS 5,288 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 30%	74%
The Company’s net debt to EBITDA ratio	Will not exceed 12	4.3

As of June 30, 2025, the Group companies comply with the said financial covenants.

[3]	Additionally, OPC Israel has short-term bank credit facilities, which include financial covenants, which are not stricter than the abovementioned financial covenants.
[4]	Additionally, the Company has financial covenants applicable by virtue of the Hadera Equity Subscription Agreement, which are not stricter than the abovementioned covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 6 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

D.	Shares issuance

In June 2025, the Company issued to the public 21,303,200 ordinary shares of NIS 0.01 par value each, of which a total of 7,923,600 ordinary shares were issued to the Parent Company. The gross proceeds of the issuance totaled NIS 850 million and the issuance expenses totaled approx. NIS 24 million.

The Company's controlling shareholder, Kenon Holdings Ltd., which held approx. 54.53% of the Company's share capital prior to the issuance, acquired 7,923,600 shares under the issuance. As of the report approval date and after the completion of the capital raising, the holding stake stood at approx. 53.20% of the Company's share capital.

E.	Shelf prospectus

During the Reporting Period, the Company's shelf prospectus was extended through May 30, 2026.

F.	Equity compensation plans

1.	Allocations of offered securities in the Reporting Period and thereafter:

Offerees and allotment date	No. of options at the grant date (in thousands)	Average fair value of each option at the grant date (in NIS)	Exercise price per option (in NIS, unlinked)	Standard deviation (1)	Risk-free interest rate (2)	Cost of benefit (in NIS million) (3)

Executives, March 2025	441	11.80	31.98	30.4%-34.5%	4.09%-4.15%	Approx. 5.0
CEO, July 2025 (4)	646	17.74	43.39	30.82%-32.52%	3.96%-3.98%	Approx. 11.5

(1)	The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(2)	The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

(3)	This amount will be recorded in profit and loss over the vesting period of each tranche.

(4)
The allocation is subject to the approval of the general meeting of shareholders, which was scheduled for August 2025. The fair value data of the options in the above table were calculated immediately prior to the date of the Board of Directors’ approval – July 21, 2025.

The offered securities are by virtue of the option plan as set out in Note 16B to the Annual Financial Statements, and include identical terms and conditions and provisions.

2.	Exercise of options and issuance of shares:

During the Reporting Period, the Company issued a total of approx. 187 thousand ordinary shares of NIS 0.01 par value following an exercise notice of approx. 1,980 thousand options, of which the Company’s CEO – Mr. Giora Almogy – exercised approx. 940 thousand options into approx. 50 thousand Company shares and the Chairman of the Board of Directors – Mr. Yair Caspi – exercised approx. 184 thousand options into approx. 35 thousand Company shares. Subsequent to the report date, in July 2025, the Company issued a total of approx. 4 thousand ordinary shares of NIS 0.01 par value each following a notice regarding the exercise of approx. 36 thousand options.

3.	Expiry of options during the Reporting Period

In January 2025, approx. 184 thousand options awarded to the Chairman of the Board, Mr. Yair Caspi, expired. In addition, during the Reporting Period, approx. 182 thousand options granted to other Company employees expired.

G.	Profit-sharing plan for CPV Group employees

Further to that which is stated in Note 16C to the Annual Financial Statements regarding a profit-sharing plan for CPV Group employees, the plan’s fair value as of the report date totaled approx. NIS 152 million (approx. USD 45 million); this value was estimated using the option pricing model (OPM), based on a standard deviation of 36%, and a risk-free interest of 4.2%.

As of the report date, the Group recognized – out of the plan’s fair value and taking into account the vesting period and payments made in prior periods – a liability of approx. NIS 132 million (approx. USD 39 million), which was included in the Other payables and credit balances line item.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 7 – COMMITMENTS (INCLUDING WITH RELATED AND INTERESTED PARTIES), CLAIMS AND OTHER LIABILITIES

A.	Commitments (Including with Related and Interested Parties)

On May 18, 2025, Rotem – following approval of the Company's Board of Directors – entered into an agreement for the purchase of energy and capacity from Dead Sea Works Ltd. (hereinafter – "Dead Sea Works"), which – to the best of the Company's knowledge – is wholly-owned by ICL Group Ltd. The agreement is for a period ending on March 31, 2030 with the parties having an early termination option by giving a 12-month advance notice. As part of the agreement, Dead Sea Works undertook to provide Rotem with quantities of energy and capacity up to a maximum of 40 MWh, with a discount on the demand side management tariff (DSM Tariff), with Rotem undertaking to consume a certain annual quantity (Take or Pay), divided by seasons and demand hours clusters as agreed between the parties (hereinafter- “Minimum Annual Quantity").

In addition, the agreement includes generally accepted provisions in agreements for the purchase of energy and capacity, including, among other things, the purchase of electricity beyond the Minimum Annual Quantity in some of the demand hours clusters and beyond the maximum quantity regarding all hours, arrangements regarding the quantities of electricity purchased below the Minimum Annual Quantity, Dead Sea Works’ obligations to meet the minimum capacity rates, grounds for termination which are generally acceptable in agreements of this type alongside grounds for termination, which will establish for Rotem the right to compensation in accordance with the terms set out in the agreement.

The Company's Audit Committee determined that the abovementioned engagement does not constitute an extraordinary transaction, within the meaning of this term in the Companies Law, 1999, since such engagements are conducted in the Company's ordinary course of business, at fair market value, and are not likely to have a material effect on the Company's profitability, assets and liabilities.

B.	Claims and other liabilities

Further to Note 10B6 to the Annual Financial Statements regarding receipt of purchase tax assessments totaling approx. NIS 29 million on July 23, 2024 and filing of an appeal on the purchase tax assessments in connection with the land of the Ramat Beka project – which was included in the May 2023 tenders – subsequent to the report date, OPC Power Plants received the Israel Tax Authority’s decision, which dismissed the appeal. OPC Power Plants intends to appeal the Israel Tax Authority's abovementioned decision.

OPC Power Plants disagrees with the Israel Tax Authority’s position and financial demands, among other things, due to OPC Power Plants’ position that the arrangement as per the Israel Land Authority’s tender does not establish a “land ownership interest”. As of the report date, the Company believes – based on the opinion of its legal counsel – that since the likelihood of its position being accepted is higher than the likelihood of its being rejected; therefore, the Company did not make a provision in its financial statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 8 – FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying values of certain financial assets and financial liabilities, including cash and cash equivalents, restricted deposits and cash, trade receivables, other receivables, trade payables and other payables, and some of the Group’s long-term loans are the same as or approximate to their fair values. The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As of June 30, 2025
	Carrying value (*)	Fair value
In NIS million	(Unaudited)	(Unaudited)

Loans from banking corporations and financial institutions (Level 2)	2,496	2,513
Loans from non‑controlling interests (Level 2)	457	458
Debentures (Level 1)	1,797	1,754
	4,750	4,725

	As of June 30, 2024
	Carrying value (*)	Fair value
In NIS million	(Unaudited)	(Unaudited)

Loans from banking corporations and financial institutions (Level 2)	3,028	3,065
Loans from non‑controlling interests (Level 2)	498	501
Debentures (Level 1)	1,978	1,876
	5,504	5,442

	As of December 31, 2024
	Carrying value (*)	Fair value
In NIS million	(Audited)	(Audited)

Loans from banking corporations and financial institutions (Level 2)	2,234	2,237
Loans from non‑controlling interests (Level 2)	514	508
Debentures (Level 1)	1,891	1,805
	4,639	4,550

(*) Including current maturities and interest payable.

For details regarding the Group’s risk management policies, including entering into derivative financial instruments as well as the manner of determining the fair value, see Note 21 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 8 – FINANCIAL INSTRUMENTS (cont.)

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using an valuation method.

The evaluation techniques and various levels were detailed in Note 21 to the annual financial statements.

	As of June 30		As of December 31
	2025	2024	2024
In NIS million	(Unaudited)		(Audited)

Financial assets
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	40	42	(*)44
Interest rate swaps (SOFR) (Level 2) (1)	-	31	-

Total	40	73	44

Financial liabilities
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	(1)	(2)	(*)(1)
Interest rate swaps (SOFR) (Level 2) (1)	-	(2)	-
Electricity price hedge contracts (the US renewable energy segment) (Level 3) (1)	-	(48)	-

Total	(1)	(52)	(1)

(*) The nominal NIS-denominated discount rate range in the value calculations is 4.1%-4.5% and the real discount rate range is 0.8%-2.5%.

(1)
The balances as of June 30, 2024 are in respect of CPV Renewable. For details regarding deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 9 – SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	General

1.
Further to Note 1 to the Annual Financial Statements, in June 2025, there was a further escalation of the geopolitical situation, with the outbreak of a large-scale military conflict between Israel and Iran (hereinafter – “Operation Rising Lion"), which included missile attacks by Iran, the closure of Israeli airspace, a general state of emergency in the Israeli home front and a substantial escalation in the regional arena. On June 24, 2025, a ceasefire with Iran was declared, which is in place as of the report approval date. Operation Rising Lion did not have a material effect on the operating results in Israel in the Reporting Period.

In addition, as of the Report approval date, a ceasefire is in place in most fronts, but there is substantial uncertainty as to whether the ceasefires will hold and the fighting will resume. Therefore, at this stage, it is impossible to assess the effect of the above on the Company and its results of operations, if any, in the short and medium term.

2.
In the six‑month periods ended June 30, 2025 and 2024 the Group purchased property, plant and equipment for a total of approx. NIS 104 million and approx. NIS 512 million, respectively. Furthermore, these amounts include non-cash purchases totaling approx. NIS 3 million and approx. NIS 32 million during these periods, respectively.

3.
For further details regarding developments in credit from banking corporations and others, debentures, credit ratings of the Company and its debentures, guarantees and equity in the Reporting Period and thereafter, see Note 6.

4.	For further details regarding developments in commitments (including with related parties and interested parties), claims and other commitments during the Reporting Period and thereafter, see Note 7.

B.	OPC Israel

Further to Note 10B4 to the Annual Financial Statements regarding a petition filed with the High Court of Justice with respect to the Hadera 2 Project, subsequent to the report date, on August 10, 2025, the Government of Israel resolved to approve the NIP 20B plan promoted by Hadera 2 for the construction of a power plant on land adjacent to the Hadera Power Plant (hereinafter - the “Plan"). In light of the above, as of the Report's approval date, the Company is exploring the possibility and timing of reversing the provision for impairment of approx. NIS 35 million, which was recognized following the previous Government's resolution in 2024 to reject the Plan. As of the report approval date, there is no certainty as to the results of the above.

C.	CPV Group

1.
Further to Note 24C to the Annual Financial Statements regarding an agreement to acquire a further 20% stake in the Shore Power Plant, such that subsequent to its completion, the holding stake will be approx. 89% – on April 1, 2025, the acquisition agreement was completed. At the transaction completion date, the CPV Group paid the Seller a consideration amount that is immaterial to the Company, in addition to injecting the Partner's share on Shore’s refinancing date during the first quarter of 2025, as detailed in Note 10 below. Most of the excess acquisition cost was allocated to property, plant, and equipment. Given the current interests, as of the report date, of the remaining partner in the Shore Power Plant, as of that date, the Company continues to account for its investment in Shore in accordance with the equity method.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 9 – SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

2.
Further to Note 23E to the Annual Financial Statements regarding the investment agreement in the US Renewable Energy Segment, a further total of approx. USD 50 million was invested in April 2025 by the Investor.

3.	Further to Note 23A3 to the Annual Financial Statements, following is information regarding investment undertakings and provision of loans by OPC Power’s partners (in USD million):

	Immediately prior to the report approval date	As of June 30, 2025	As of December 31, 2024

Total investment undertakings and loan provision (a)	1,535	1,535	1,535
Utilization (b)	(1,510)	(1,510)	(1,455)
Balance of investment undertakings and loan provision	25	25	80

A.
Excluding an additional investment commitment for backing guarantees which were or will be provided for the purpose of development and expansion of projects – each partner based on its pro rata share in the partnership, for a total of approx. USD 75 million.

B.
In the Reporting Period, the Company and non-controlling interests (both directly and indirectly) made equity investments in the Partnership and advanced loans totaling approx. USD 42 million (approx. NIS 146 million) and approx. USD 13 million (approx. NIS 48 million), respectively.

4.	Dividends and capital distributions from associates

During the Reporting Period, the CPV Group received dividends and capital distributions from associates totaling approx. NIS 98 million. Out of the amount received during the Reporting Period, approx. NIS 32 million was received from Maryland, approx. NIS 29 million was received from Fairview, and approx. NIS 34 million was received from Towantic.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

The Group attaches to these Condensed Consolidated Interim Financial Statements the condensed interim financial statements of Towantic, Maryland, and the condensed interim financial data of Fairview (hereinafter – “Material Associates”), including adjustments from US GAAP to IFRS presented below. According to an approval issued by the Israel Securities Authority Staff at the request of the Company, the Company shall publish the condensed interim financial statements of Fairview for the second quarter of 2025 by September 30, 2025.

According to legal advice received by CPV Group, under the relevant US law it is not required to sign the financial statements of the material associates, and the attached financial statements were approved by the competent organs, and a review report of the independent auditors is attached thereto.

The Material Associates’ functional and presentation currency is the USD. As of the report date, the exchange rate is NIS 3.372 per USD.

The financial statements of the Material Associates are drawn up in accordance with US Generally Accepted Accounting Principles (US GAAP), which vary, in some respects, from IFRS. Following is information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules.

Shore refinancing agreement

In the first quarter of 2025, Shore entered into a refinancing agreement,1 in accordance with the following main terms and conditions (hereinafter – the “New Refinancing Agreement”)

The scope of liabilities under the New Refinancing Agreement is approx. NIS 1.57 billion (approx. USD 436 million), composed of approx. NIS 1.18 billion (approx. USD 325 million), a long-term loan (Term Loan B), as well as renewable and non-renewable credit facilities totaling approx. NIS 0.4 billion (approx. USD 111 million), including for the purpose of working capital and letters of credit. The loans’ final repayment date is February 4, 2032 and the final repayment date of the renewable credit facility is February 4, 2030. The repayment pace and scope of Term Loan B’s principal changes until the final repayment date, according to a combination of a mandatory amortization schedule (1% per year) and a leverage-based cash sweep repayment mechanism ranging from 75% to 100% in cash sweep. According to the New Refinancing Agreement, the interest rate on the loan is based on SOFR + a 3.75% spread.

The other key terms and conditions (grounds for repayment, collateral and additional terms and conditions) in the New Refinancing Agreement are similar in essence to those of the existing financing agreement and as accepted in agreements of this type, along with an adjustment to the requirement to hedge the minimum interest rate to 50% of the expected nominal balance of the loan for a three-year period as of the completion date of the New Refinancing Agreement and a requirement for a debt service coverage ratio of 1.10x for the 12 consecutive months. The requirement for a debt service coverage ratio is initially measured on December 31, 2025 (pro-rated) for a period as from the New Refinancing Agreement’s effective date and at the end of each subsequent calendar quarter. With respect to the completion of the New Refinancing Agreement, approx. USD 80 million was extended to Shore by all of its equity holders (hereinafter – the “Deleveraging Amount”), with CPV Group’s share (including in respect of the additional purchase as described in Note 9C1 above) in the Deleveraging Amount totaling approx. USD 71 million.

4 Non-recourse project financing, as accepted in agreements of this type.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position:

		As of June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	76	200	276
Restricted cash	D	7,511	(200)	7,311
Property, plant & equipment	A,C	784,128	57,857	841,985
Intangible assets	C	25,448	(25,448)	-
Other assets		32,571	-	32,571

Total assets		849,734	32,409	882,143

Accounts payable and deferred expenses	A	12,525	(6,580)	5,945
Other liabilities		505,684	(8,078)	497,606

Total liabilities		518,209	(14,658)	503,551

Partners’ equity	A	331,525	47,067	378,592

Total liabilities and equity		849,734	32,409	882,143

		As of June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	73	2,569	2,642
Restricted cash	D	2,674	(2,569)	105
Property, plant & equipment	A,C	806,261	54,706	860,967
Intangible assets	C	26,318	(26,318)	-
Other assets		68,235	-	68,235

Total assets		903,561	28,388	931,949

Accounts payable and deferred expenses	A	18,733	(8,743)	9,990
Other liabilities		345,495	280	345,775

Total liabilities		364,228	(8,463)	355,765

Partners’ equity	A	539,333	36,851	576,184

Total liabilities and equity		903,561	28,388	931,949

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	43	444	487
Restricted cash	D	4,793	(444)	4,349
Property, plant & equipment	A,C	797,304	57,331	854,635
Intangible assets	C	25,883	(25,883)	-
Other assets		36,526	-	36,526

Total assets		864,549	31,448	895,997

Accounts payable and deferred expenses	A	13,820	(6,360)	7,460
Other liabilities		530,317	-	530,317

Total liabilities		544,137	(6,360)	537,777

Partners’ equity	A	320,412	37,808	358,220

Total liabilities and equity		864,549	31,448	895,997

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of Income and Other Comprehensive Income:

		For the six-month period ended June 30, 2025
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	199,815	(1,145)	(4,051)	194,619
Operating expenses	A	103,580	(4,712)	(4,051)	94,817
Depreciation and amortization	A	13,894	3,531	-	17,425

Operating profit		82,341	36	-	82,377

Finance expenses	B,F	19,086	(9,565)	-	9,521

Profit for the period		63,255	9,601	-	72,856

Other comprehensive loss	B	(19,642)	(342)	-	(19,984)

Comprehensive income for the period		43,613	9,259	-	52,872

		For the six-month period ended June 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	143,616	(1,381)	9,841	152,076
Operating expenses	A	65,084	(4,440)	9,841	70,485
Depreciation and amortization	A	13,724	3,531	-	17,255

Operating profit		64,808	(472)	-	64,336

Finance expenses	B	7,714	(3,197)	-	4,517

Profit for the period		57,094	2,725	-	59,819

Other comprehensive loss	B	(2,038)	(1,676)	-	(3,714)

Comprehensive income for the period		55,056	1,049	-	56,105

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of Income and Other Comprehensive Income:

		For the three-month period ended June 30, 2025
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	87,440	831	2,370	90,641
Operating expenses	A	38,941	(2,266)	2,370	39,045
Depreciation and amortization	A	6,951	1,766	-	8,717

Operating profit		41,548	1,331	-	42,879

Finance expenses	B,F	9,253	(239)	-	9,014

Profit for the period		32,295	1,570	-	33,865

Other comprehensive loss	B	(6,446)	(1,547)	-	(7,993)

Comprehensive income for the period		25,849	23	-	25,872

		For the three-month period ended June 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	60,690	92	6,520	67,302
Operating expenses	A	25,792	(2,021)	6,520	30,291
Depreciation and amortization	A	6,864	1,765	-	8,629

Operating profit		28,034	348	-	28,382

Finance expenses	B	4,816	(1,030)	-	3,786

Profit for the period		23,218	1,378	-	24,596

Other comprehensive income	B	3,549	(1,052)	-	2,497

Comprehensive income for the period		26,767	326	-	27,093

		For the year ended December 31, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	275,102	(2,854)	27,083	299,331
Operating expenses	A	121,590	(8,648)	27,083	140,025
Depreciation and amortization	A	27,485	7,062	-	34,547

Operating profit		126,027	(1,268)	-	124,759

Finance expenses	B	27,325	(5,185)	-	22,140

Profit for the year		98,702	3,917	-	102,619

Other comprehensive income		9,533	(1,911)	-	7,622

Comprehensive income for the year		108,235	2,006	-	110,241

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B	63,255	9,601	72,856

Net cash provided by operating activities		68,819	-	68,819
Net cash used for investing activities		(282)	(2,962)	(3,244)
Net cash used for financing activities		(65,786)	-	(65,786)

Net increase (decrease) in cash and cash equivalents		2,751	(2,962)	(211)

Balance of cash and cash equivalents as of the beginning of the period	D	43	444	487

Restricted cash balance as of the beginning of the period	D	4,793	(4,793)	-

Balance of cash and cash equivalents as of the end of the period	D	76	200	276

Restricted cash balance as of the end of the period	D	7,511	(7,511)	-

		For the six-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		57,094	2,725	59,819

Net cash provided by operating activities		70,472	-	70,472
Net cash used for investing activities	D	(2,234)	1,219	(1,015)
Net cash used for financing activities		(67,132)	-	(67,132)

Net increase in cash and cash equivalents		1,106	1,219	2,325

Balance of cash and cash equivalents as of the beginning of the period	D	52	265	317

Restricted cash balance as of the beginning of the period	D	28,328	(28,328)	-

Balance of cash and cash equivalents as of the end of the period	D	73	2,569	2,642

Restricted cash balance as of the end of the period	D	29,413	(29,413)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	32,295	1,570	33,865

Net cash provided by operating activities		31,155	-	31,155
Net cash used for investing activities		(282)	(841)	(1,123)
Net cash used for financing activities		(30,000)	-	(30,000)

Net increase in cash and cash equivalents	D	873	(841)	32

Balance of cash and cash equivalents as of the beginning of the period	D	76	168	244

Restricted cash balance as of the beginning of the period	D	6,638	(6,638)	-

Balance of cash and cash equivalents as of the end of the period	D	76	200	276

Restricted cash balance as of the end of the period	D	7,511	(7,511)	-

		For the three-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		23,218	1,378	24,596

Net cash provided by operating activities		29,305	-	29,305
Net cash used for investing activities	D	(1,327)	(1,607)	(2,934)
Net cash used for financing activities		(26,462)	-	(26,462)

Net increase (decrease) in cash and cash equivalents		1,516	(1,607)	(91)

Balance of cash and cash equivalents as of the beginning of the period	D	82	2,651	2,733

Restricted cash balance as of the beginning of the period	D	27,888	(27,888)	-

Balance of cash and cash equivalents as of the end of the period	D	73	2,569	2,642

Restricted cash balance as of the end of the period	D	29,413	(29,413)	-

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A,B	98,702	3,917	102,619

Net cash provided by operating activities		125,851	-	125,851
Net cash provided by (used for) investing activities	D	(11,286)	23,714	12,428
Net cash used for financing activities		(138,109)	-	(138,109)

Net increase (decrease) in cash and cash equivalents		(23,544)	23,714	170

Balance of cash and cash equivalents as of the beginning of the year	D	52	265	317

Restricted cash balance as of the beginning of the year	D	28,328	(28,328)	-

Balance of cash and cash equivalents as of the end of the year	D	43	444	487

Restricted cash balance as of the end of the year	D	4,793	(4,793)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic

Statement of Financial Position:

		As of June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	99	18,713	18,812
Restricted cash	D	35,819	(18,713)	17,106
Property, plant & equipment	A,C	742,060	87,931	829,991
Intangible assets	C	46,069	(46,069)	-
Other assets	E	54,212	(5)	54,207

Total assets		878,259	41,857	920,116

Accounts payable and deferred expenses	A	57,218	(1,139)	56,079
Other liabilities		260,341	(395)	259,946

Total liabilities		317,559	(1,534)	316,025

Partners’ equity	A	560,700	43,391	604,091

Total liabilities and equity		878,259	41,857	920,116

		As of June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	99	12,160	12,259
Restricted cash	D	12,660	(12,160)	500
Property, plant & equipment	A,C	728,721	80,725	809,446
Intangible assets	C	49,578	(49,578)	-
Other assets		74,561	-	74,561

Total assets		865,619	31,147	896,766

Accounts payable and deferred expenses	A	12,084	(1,910)	10,174
Other liabilities	H	325,753	(510)	325,243

Total liabilities		337,837	(2,420)	335,417

Partners’ equity	A	527,782	33,567	561,349

Total liabilities and equity		865,619	31,147	896,766

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	99	8,969	9,068
Restricted cash	D	29,631	(8,969)	20,662
Property, plant & equipment	A,	717,309	79,455	796,764
Intangible assets	C	47,824	(47,824)	-
Other assets		70,362	-	70,362

Total assets		865,225	31,631	896,856

Accounts payable and deferred expenses	A	39,630	(2,207)	37,423
Other liabilities	H	266,468	(450)	266,018

Total liabilities		306,098	(2,657)	303,441

Partners’ equity	A	559,127	34,288	593,415

Total liabilities and equity		865,225	31,631	896,856

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of Income and Other Comprehensive Income:
		For the six-month period ended June 30, 2025
		US GAAP	IFRS adjustments	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenues	B	221,159	(349)	220,810
Operating expenses	A,E	153,565	(14,120)	139,445
Depreciation and amortization	A,E	14,605	4,952	19,557

Operating profit		52,989	8,819	61,808

Finance expenses	B, E,F	8,673	(1,048)	7,625

Profit for the period		44,316	9,867	54,183

Other comprehensive loss	B	(7,743)	(764)	(8,507)

Comprehensive income for the period		36,573	9,103	45,676

		For the six-month period ended June 30, 2024
		US GAAP	IFRS adjustments	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenues	B	218,992	(17,292)	201,700
Operating expenses	A	130,903	(4,277)	126,626
Depreciation and amortization	A	14,454	2,804	17,258

Operating profit		73,635	(15,819)	57,816

Finance expenses	B	10,149	(2,611)	7,538

Profit for the period		63,486	(13,208)	50,278

Other comprehensive loss	B	(35,006)	15,085	(19,921)

Comprehensive income for the period		28,480	1,877	30,357

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of Income and Other Comprehensive Income:

		For the three-month period ended June 30, 2025
		US GAAP	IFRS adjustments	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenues		70,087	(570)	69,517
Operating expenses	A,E	53,854	(11,737)	42,117
Depreciation and amortization	A,E	7,356	2,861	10,217

Operating profit		8,877	8,306	17,183

Finance expenses	B,F	4,488	(453)	4,035

Profit for the period		4,389	8,759	13,148

Other comprehensive loss	B	(2,886)	96	(2,790)

Comprehensive income for the period		1,503	8,855	10,358

		For the three-month period ended June 30, 2024
		US GAAP	IFRS adjustments	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenues		84,648	(2,085)	82,563
Operating expenses	A	47,511	(1,910)	45,601
Depreciation and amortization	A	7,227	1,402	8,629

Operating profit		29,910	(1,577)	28,333

Finance expenses	B	5,710	(1,529)	4,181

Profit for the period		24,200	(48)	24,152

Other comprehensive loss	B	(15,862)	978	(14,884)

Comprehensive income for the period		8,338	930	9,268

		For the year ended December 31, 2024
		US GAAP	IFRS adjustments	IFRS – according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenues	B	437,675	(18,991)	418,684
Operating expenses	A,E	257,262	(8,779)	248,483
Depreciation and amortization	A,E	28,927	6,515	35,442

Operating profit		151,486	(16,727)	134,759

Finance expenses	B	19,316	(4,222)	15,094

Profit for the year		132,170	(12,505)	119,665

Other comprehensive loss	B,E	(24,345)	15,102	(9,243)

Comprehensive income for the year		107,825	2,597	110,422

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	44,316	9,867	54,183

Net cash provided by operating activities		50,564	-	50,564
Net cash provided by (used for) investing activities	D	(1,222)	3,556	2,334
Net cash used for financing activities		(43,154)	-	(43,154)

Net increase in cash and cash equivalents		6,188	3,556	9,744

Balance of cash and cash equivalents as of the beginning of the period	D	99	8,969	9,068

Restricted cash balance as of the beginning of the period	D	29,631	(29,631)	-

Balance of cash and cash equivalents as of the end of the period	D	99	18,713	18,812

Restricted cash balance as of the end of the period	D	35,819	(35,819)	-

		For the six-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		63,486	(13,208)	50,278

Net cash provided by operating activities		69,401	-	69,401
Net cash provided by (used for) investing activities	D	(575)	44,087	43,512
Net cash used for financing activities		(102,700)	-	(102,700)

Net increase (decrease) in cash and cash equivalents		(33,874)	44,087	10,213

Balance of cash and cash equivalents as of the beginning of the period	D	100	1,946	2,046

Restricted cash balance as of the beginning of the period	D	46,767	(46,767)	-

Balance of cash and cash equivalents as of the end of the period	D	99	12,160	12,259

Restricted cash balance as of the end of the period	D	12,894	(12,894)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		4,389	8,759	13,148

Net cash provided by operating activities		9,182	-	9,182
Net cash provided by (used for) investing activities	D	(592)	8,975	8,383
Net cash used for financing activities		(2,733)	-	(2,733)

Net increase in cash and cash equivalents		5,857	8,975	14,832

Balance of cash and cash equivalents as of the beginning of the period	D	99	3,881	3,980

Restricted cash balance as of the beginning of the period	D	29,962	(29,962)	-

Balance of cash and cash equivalents as of the end of the period	D	99	18,713	18,812

Restricted cash balance as of the end of the period	D	35,819	(35,819)	-

		For the three-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		24,200	(48)	24,152

Net cash provided by operating activities		27,618	-	27,618
Net cash provided by (used for) investing activities	D	(457)	45,397	44,940
Net cash used for financing activities		(61,263)	-	(61,263)

Net increase (decrease) in cash and cash equivalents		(34,102)	45,397	11,295

Balance of cash and cash equivalents as of the beginning of the period	D	98	866	964

Restricted cash balance as of the beginning of the period	D	46,997	(46,997)	-

Balance of cash and cash equivalents as of the end of the period	D	99	12,160	12,259

Restricted cash balance as of the end of the period	D	12,894	(12,894)	-

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A,B	132,170	(12,505)	119,665

Net cash provided by operating activities		164,646	-	164,646
Net cash provided by (used for) investing activities	D	(1,882)	24,159	22,277
Net cash used for financing activities		(179,901)	-	(179,901)

Net increase (decrease) in cash and cash equivalents		(17,137)	24,159	7,022

Balance of cash and cash equivalents as of the beginning of the year	D	100	1,946	2,046

Restricted cash balance as of the beginning of the year	D	46,767	(46,767)	-

Balance of cash and cash equivalents as of the end of the year	D	99	8,969	9,068

Restricted cash balance as of the end of the year	D	29,631	(29,631)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Maryland

Statement of Financial Position:

		As of June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	44	4,446	4,490
Restricted cash	D	4,447	(4,446)	1
Property, plant & equipment	A,C	559,504	42,962	602,466
Intangible assets	C	12,442	(12,442)	-
Other assets		74,255	-	74,255

Total assets		650,692	30,520	681,212

Accounts payable and deferred expenses	A	13,822	(1,769)	12,053
Other liabilities	F	325,464	(4,980)	320,484

Total liabilities		339,286	(6,749)	332,537

Partners’ equity	A	311,406	37,269	348,675

Total liabilities and equity		650,692	30,520	681,212

		As of June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	44	895	939
Restricted cash	D	896	(895)	1
Property, plant & equipment	A,C	575,883	41,369	617,252
Intangible assets	C	12,841	(14,562)	(1,721)
Other assets		79,265	-	79,265

Total assets		668,929	26,807	695,736

Accounts payable and deferred expenses	A	9,154	(1,512)	7,642
Other liabilities	F	374,057	(489)	373,568

Total liabilities		383,211	(2,001)	381,210

Partners’ equity	A	285,718	28,808	314,526

Total liabilities and equity		668,929	26,807	695,736

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	34	4,800	4,834
Restricted cash	D	4,800	(4,800)	-
Property, plant & equipment	A,C	567,685	41,156	608,841
Intangible assets	C	12,641	(12,641)	-
Other assets		76,181	(1)	76,180

Total assets		661,341	28,514	689,855

Accounts payable and deferred expenses	A	11,770	(1,375)	10,395
Other liabilities	F	336,376	(2,784)	333,592

Total liabilities		348,146	(4,159)	343,987

Partners’ equity	A	313,195	32,673	345,868

Total liabilities and equity		661,341	28,514	689,855

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Maryland (cont.)

Statements of Income and Other Comprehensive Income:

		For the six-month period ended June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		146,023	21	146,044
Operating expenses	A	101,407	(3,669)	97,738
Depreciation and amortization	G	9,680	(926)	8,754

Operating profit		34,936	4,616	39,552

Finance expenses	B	10,416	(3)	10,413

Profit for the period		24,520	4,619	29,139

Other comprehensive loss	B	(13,859)	(24)	(13,883)

Comprehensive income for the period		10,661	4,595	15,256

		For the six-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		116,554	(383)	116,171
Operating expenses	A	94,319	(2,982)	91,337
Depreciation and amortization	G	9,101	2,179	11,280

Operating profit		13,134	420	13,554

Finance expenses	B	11,714	(43)	11,671

Profit for the period		1,420	463	1,883

Other comprehensive loss	B	(5,458)	340	(5,118)

Comprehensive loss for the period		(4,038)	803	(3,235)

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Maryland (cont.)

Statements of Income and Other Comprehensive Income:

		For the three-month period ended June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		73,950	58	74,008
Operating expenses	A	48,940	(1,763)	47,177
Depreciation and amortization	A	4,841	1,139	5,980

Operating profit		20,169	682	20,851

Finance expenses	B,F	5,007	(4)	5,003

Profit for the period		15,162	686	15,848

Other comprehensive income	B	1,115	(63)	1,052

Comprehensive income for the period		16,277	623	16,900

		For the three-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		58,420	(178)	58,242
Operating expenses	A	44,180	(1,510)	42,670
Depreciation and amortization	A	4,804	1,089	5,893

Operating profit		9,436	243	9,679

Finance expenses	B,F	6,152	(17)	6,135

Profit for the period		3,284	260	3,544

Other comprehensive income	B	13,698	160	13,858

Comprehensive income for the period		16,982	420	17,402

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		234,641	(835)	233,806
Operating expenses	A	185,058	(6,050)	179,008
Depreciation and amortization	A	18,721	1,381	20,102

Operating profit		30,862	3,834	34,696

Finance expenses	B,F	23,513	(18)	23,495

Profit for the year		7,349	3,852	11,201

Other comprehensive income	B	19,340	817	20,157

Comprehensive income for the year		26,689	4,669	31,358

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Maryland (cont.)

Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	24,520	4,619	29,139

Net cash provided by operating activities		33,096	-	33,096
Net cash provided by (used for) investing activities	D	(1,056)	1,623	567
Net cash used for financing activities		(34,007)	-	(34,007)

Net decrease in cash and cash equivalents		(1,967)	1,623	(344)

Balance of cash and cash equivalents as of the beginning of the period	D	34	4,800	4,834

Restricted cash balance as of the beginning of the period	D	29,040	(29,040)	-

Balance of cash and cash equivalents as of the end of the period	D	44	4,446	4,490

Restricted cash balance as of the end of the period	D	27,063	(27,063)	-

		For the six-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	1,420	463	1,883

Net cash provided by operating activities		2,553	-	2,553
Net cash used for investing activities	D	(7,482)	(802)	(8,284)
Net cash provided by financing activities		2,288	-	2,288

Net decrease in cash and cash equivalents		(2,641)	(802)	(3,443)

Balance of cash and cash equivalents as of the beginning of the period	D	41	4,341	4,382

Restricted cash balance as of the beginning of the period	D	28,917	(28,917)	-

Balance of cash and cash equivalents as of the end of the period	D	44	895	939

Restricted cash balance as of the end of the period	D	26,273	(26,273)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Maryland (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended June 30, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	15,162	686	15,848

Net cash provided by operating activities		19,329	-	19,329
Net cash used for investing activities	D	(554)	532	(22)
Net cash used for financing activities		(19,232)	-	(19,232)

Net increase (decrease) in cash and cash equivalents		(457)	532	75

Balance of cash and cash equivalents as of the beginning of the period	D	44	4,371	4,415

Restricted cash balance as of the beginning of the period	D	27,520	(27,520)	-

Balance of cash and cash equivalents as of the end of the period	D	44	4,446	4,490

Restricted cash balance as of the end of the period	D	27,063	(27,063))	-

		For the three-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	3,284	260	3,544

Net cash provided by operating activities		1,391	-	1,391
Net cash used for investing activities	D	(572)	201	(371)
Net cash used from financing activities		(4,334)	-	(4,334)

Net decrease in cash and cash equivalents		(3,515)	201	(3,314)

Balance of cash and cash equivalents as of the beginning of the period	D	50	4,203	4,253

Restricted cash balance as of the beginning of the period	D	29,782	(29,782)	-

Balance of cash and cash equivalents as of the end of the period	D	44	895	939

Restricted cash balance as of the end of the period	D	26,273	(26,273))	-

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A,B	7,349	3,852	11,201

Net cash provided by operating activities		22,178	-	22,178
Net cash used for investing activities	D	(8,882)	336	(8,546)
Net cash used for financing activities		(13,180)	-	(13,180)

Net increase in cash and cash equivalents		116	336	452

Balance of cash and cash equivalents as of the beginning of the year	D	41	4,341	4,382

Restricted cash balance as of the beginning of the year	D	28,917	(28,917)	-

Balance of cash and cash equivalents as of the end of the year	D	34	4,800	4,834

Restricted cash balance as of the end of the year	D	29,040	(29,040)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Following is a breakdown of the key adjustments between US GAAP and IFRS in Fairview, Towantic and Maryland

A.
Maintenance costs under the Long Term Maintenance Plan (hereinafter – the “LTPC Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTPC Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of swaps: in accordance with the IFRS – the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

D.	Restricted cash: There is a difference between the presentation and classification of restricted cash in the cash flow statements and in the statements of financial position.

E.	Right-of-use assets: In IFRS, certain contracts are classified as leases. Under US GAAP, these contracts do not meet the definition of lease contracts and are recorded as operating expenses.

F.
Changes in financing and refinancing agreements: In cases where the Group has made a change in conditions of existing loans and the change is immaterial, in accordance with IFRS 9, the carrying value of the loans has been adjusted to reflect the present value of the updated contractual cash flows, discounted according to the original effective interest rate. The difference resulting from this adjustment was immediately recognized in the income statement. Under US GAAP, there was no effect on profit or loss date on which the terms and conditions were changed.